EXHIBIT 12.1

Ratio of Earnings to Fixed Charges

						Six Months Ended
	Year Ended December 31,					June 30,
	2006	2007	2008	2009	2010	2011
	(Dollars in Thousands)
Income (Loss) from Continuing Operations	$3,020	$2,922	$(27,763)	$1,008	$1,889	$(3,415)
Plus: Income Taxes	2,313	2,343	(13,737)	2,958	1,915	(41)
Fixed Charges	17,093	18,259	19,594	18,794	20,383	11,106
Earnings Available for Fixed Charges	22,426	23,524	(21,906)	22,760	24,187	7,650

Fixed Charges:
Interest Expense	16,687	17,837	18,918	18,083	19,046	10,388
Estimate Portion of Rental Expense Equivalent to Interest	406	422	676	711	1,337	718
Total Fixed Charges	17,093	18,259	19,594	18,794	20,383	11,106

Ratio of Earnings to Fixed Charges	1.3	1.3	-1.1	1.2	1.2	0.7

Calculation of Rental Expense Equivalent to Interest
Rental Expense	1,217	1,265	2,028	2,132	4,012	2,155
Estimated % Equivalent to Interest	33.3%	33.3%	33.3%	33.3%	33.3%	33.3%
Estimate Portion of Rental Expense Equivalent to Interest	406	422	676	711	1,337	718